SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
CUNA Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2000 Heritage Way
(No. and Street)

Waverly (City) IA (State) 50677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katherine I. Grete 319-483-3099 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Katherine I. Grete, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CUNA Brokerage Services, Inc. (the "Company") for the year ended December 31, 2004 are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Katherine I. Grete
Signature

2/23/05
Date

Financial Operations Principal
Title

Subscribed and sworn to before me this 23 day of Febr., 2005.

Susan M. Clark
Notary Public

NOTARIAL SEAL IOWA
SUSAN M CLARK
Commission Number 727023
My Commission Expires
February 23, 2007

CUNA Brokerage Services, Inc.
(SEC I.D. No. 8-30027)

Financial Statements as of and for the Year Ended December 31, 2004
Supplemental Schedule as of December 31, 2004
Independent Auditors' Report and
Supplemental Report On Internal Control

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

CUNA BROKERAGE SERVICES, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CUNA Brokerage Services, Inc.:

We have audited the following financial statements of CUNA Brokerage Services, Inc. (the "Company") for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of CUNA Brokerage Services, Inc. as of December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2005

CUNA BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$4,039,048
MARKETABLE SECURITY—At fair value	1,390,538
RECEIVABLE FOR COMMISSIONS	780,062
RECEIVABLE FROM CLEARING ORGANIZATIONS	519,121
DEPOSITS WITH CLEARING ORGANIZATIONS	120,000
TOTAL	$6,848,769

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable to non-affiliates	$ 748,283
Commissions payable to affiliates	882,400
Accounts payable to affiliates	228,343
Income taxes payable—federal	2,636
Income taxes payable—state	159,349
Other liabilities	351,200
Total liabilities	2,372,211
STOCKHOLDER'S EQUITY:	
Common stock—no par value with a $300 stated value; 2,000 shares authorized; 765 issued and outstanding	229,500
Retained earnings	4,247,058
Total stockholder's equity	4,476,558
TOTAL	$6,848,769

See notes to financial statements.

CUNA BROKERAGE SERVICES, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

REVENUE:	
Commissions and fees	$70,884,863
Trading reimbursements	762,098
Interest	144,721
Unrealized gain on investments	78,756
Other	1,044,041
Total revenue	72,914,479
OPERATING EXPENSES:	
Commissions	60,490,967
Clearing	2,549,244
Contracted services from affiliates	5,901,484
Other	14,116
Total operating expenses	68,955,811
INCOME BEFORE PROVISION FOR INCOME TAXES	3,958,668
PROVISION FOR INCOME TAXES	1,533,390
NET INCOME	$ 2,425,278

See notes to financial statements.

CUNA BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Capital Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE—January 1, 2004	765	$229,500	$ 3,601,780	$ 3,831,280
Net income			2,425,278	2,425,278
Dividends to parent			(1,780,000)	(1,780,000)
BALANCE—December 31, 2004	765	$229,500	$ 4,247,058	$ 4,476,558

See notes to financial statements.

CUNA BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,425,278
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Unrealized gain on investments	(78,756)
Changes in assets and liabilities:	
Receivable for commissions	(372,381)
Receivable from clearing organizations	(34,503)
Income taxes receivable—federal	52,589
Income taxes payable—federal	2,636
Commissions payable to non-affiliates	403,006
Commissions payable to affiliates	(565,389)
Accounts payable to affiliates	41,707
Income taxes payable—state	(105,275)
Other liabilities	342,800
Net cash flows provided by operating activities	2,111,712
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of marketable securities	(26,460)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid to parent	(1,780,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	305,252
CASH AND CASH EQUIVALENTS—Beginning of year	3,733,796
CASH AND CASH EQUIVALENTS—End of year	$ 4,039,048
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for income taxes	$ 1,583,440
Cash paid for interest	$ -

CUNA BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

CUNA Brokerage Services, Inc. ("CBSI" or the "Company") is a wholly owned subsidiary of CUNA Mutual Investment Corporation ("CMIC"), which is wholly owned by CUNA Mutual Insurance Society ("CMIS"). CMIS is a life insurer domiciled in Wisconsin. Effective July 1, 1990, CMIS entered into a permanent affiliation with CUNA Mutual Life Insurance Company ("CMLIC"), an Iowa life insurer. The Company is registered with the Securities and Exchange Commission ("SEC") as a registered broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD") and subject to regulations under the Securities Exchange Act of 1934. The Company is utilized as a marketing vehicle for mutual funds, unit investment trusts, variable annuities, flexible premium variable life insurance, public limited partnerships, financial planning and discount brokerage services. Brokerage services are provided primarily to credit union members. Certain investment advisory services are provided to the Company's customers by MEMBERS Capital Advisors, Inc. ("MCA"), an affiliated registered investment advisor that is jointly owned by CMIC and CMLIC. The Company has entered into an agreement with an unrelated broker-dealer to process and clear all of the Company's securities transactions. The Company regularly monitors the creditworthiness of this clearing broker to mitigate the Company's exposure to credit risk.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents—Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Marketable Security—The Company's investment in marketable security is reported at fair value, with changes in unrealized gains and losses included in earnings.

Receivable for Commissions and from Clearing Organizations and Commissions Payable—Receivable for commissions and receivables from clearing organizations primarily represent commissions due to the Company from the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

Fair Value of Financial Instruments—The carrying amount of receivable for commissions and from clearing organizations, commissions payable, accounts payable, accrued liabilities, and income taxes approximates fair value due to the short maturity of those instruments.

Securities Transactions—Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Direct Mutual Fund and Insurance Contracts—Commission revenue and expense related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis and are included in commissions and fees revenues and commissions expenses in the financial statements.

Income Taxes—The Company records deferred income taxes for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Recorded amounts are adjusted to reflect changes in income tax rates and other tax law provisions as they are enacted. As of December 31, 2004, the Company did not have any deferred income tax assets or liabilities.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. MARKETABLE SECURITY

Marketable security consists of an investment in the MEMBERS Balanced Fund, a registered investment company managed by MCA.

4. INCOME TAXES

The Company is included in a consolidated federal income tax return with CMIS and its domestic subsidiaries. The Company's provision for income taxes is determined on a separate return method. Pursuant to a tax sharing agreement between CMIS and its subsidiaries, the total federal income tax as calculated on the consolidated federal income tax return is allocated between CMIS and its subsidiaries in proportion to each company's federal income tax, as if it were filing a separate return. Income tax credits are allocated to companies within the consolidated tax group based on the tax benefit which the consolidated tax group receives from each company.

The components of the provision for income taxes for the year ended December 31, 2004 are as follows:

Current:	
Federal	$1,299,841
State	233,549
Total provision for income taxes	$1,533,390

Income tax expense differs from the amount computed by applying the U.S. federal statutory income tax rate of 35% to income before income tax expense due to the items listed in the following reconciliation:

Federal statutory rate	$1,385,534
State income taxes—net of federal income tax benefit	152,164
Other	(4,308)
Total provision for income taxes	$1,533,390

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2004, the Company had net capital of $3,582,180, which was $3,424,033 in excess of its required net capital of $158,147, and the Company's net capital ratio was 0.66 to 1.

The Company has entered into a written agreement with its clearing firm which requires the clearing firm to perform a Proprietary Accounts of Introducing Brokers ("PAIB") reserve computation with regard to all the assets of the Company held by the clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

6. RELATED-PARTY TRANSACTIONS

CMLIC and CMIS provide office space and equipment as well as administrative, accounting, legal, marketing and other services to CBSI. The chargeback to CBSI is limited to 9% of revenues as defined in an agreement. Total administrative support costs incurred by CBSI for these agreed services were $5,901,484 for the year ended December 31, 2004. Accounts payable at December 31, 2004 includes $228,343 due to CMIS for expenses paid by CMIS on behalf of CBSI.

The Company pays commission expense directly to certain representatives and to CMLIC for commissions paid on behalf of the Company. Commission expenses incurred by the Company for reimbursement to CMLIC totaled $47,565,003 during 2004. Commissions payable to affiliates at December 31, 2004 includes $632,347 due to CMLIC.

MCA reimburses CBSI for commissions CBSI paid to representatives on purchases sales of MEMBERS Mutual Fund (MMF) B Shares to customers of CBSI. CBSI also pays MCA for certain fees incurred on sales of MMF and other products. The net balance of these fees at December 31, 2004 is $250,053, which is due to MCA and is included in commissions payable to affiliates. Intercompany balances from the above transactions are generally settled monthly.

7. COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-Balance Sheet Credit Risk—As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Company introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

Legal Matters—In the normal course of operations, various legal actions are brought and are pending against the Company. Any liability with regards to these actions have been included in other liabilities as of December 31, 2004. In the opinion of the Company's management, based on the advice received from counsel, these matters are expected to be resolved with no material adverse effect on the Company's financial condition or results of operations.

* * * * * *

CUNA BROKERAGE SERVICES, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2004

STOCKHOLDER'S EQUITY	$4,476,558
DEDUCT NONALLOWABLE ASSETS:	
Receivable from clearing organizations	519,121
Receivable for commissions—greater than 30 days	76,780
Receivable for commissions—related party receivables in excess of payables	4,965
Deposits with clearing organizations—excess deposit	15,000
Total nonallowable assets	615,866
HAIRCUT ON SECURITIES	278,512
NET CAPITAL	3,582,180
AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS:	
Commissions payable to non-affiliates	748,283
Commissions payable to affiliates	882,400
Accounts payable to affiliate	228,343
Income taxes payable—federal	2,636
Income taxes payable—state	159,349
Other liabilities	351,200
Total aggregate indebtedness	2,372,211
CAPITAL REQUIREMENT:	
Minimum requirement (greater of $50,000 or 6-2/3% of aggregate indebtedness)	158,147
Net capital in excess of requirement	3,424,033
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.66 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA FORM X-17A-5 AS OF DECEMBER 31, 2004):	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	3,582,689
Audit adjustment	(509)
NET CAPITAL PER ABOVE	$3,582,180

CUNA BROKERAGE SERVICES, INC.

SUPPLEMENTAL REPORT OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 YEAR ENDED DECEMBER 31, 2004

The Company claims exemption from Rule 15c3-3 under Section (k)(2)(ii), as all customer transactions cleared through another broker-dealer on a fully disclosed basis.

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 22, 2005

CUNA Brokerage Services, Inc.
2000 Heritage Way
Waverly, Iowa 50677

In planning and performing our audit of the financial statements of CUNA Brokerage Services, Inc. (the "Company") for the year ended December 31, 2004, on which we issued our report dated February 22, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American

Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP